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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               SCS/COMPUTE, INC.
                           (NAME OF SUBJECT COMPANY)

                               SCS/COMPUTE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  784030 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               SCS/COMPUTE, INC.
                          2252 WELSCH INDUSTRIAL COURT
                           ST. LOUIS, MISSOURI 63146
                        ATTENTION: ROBERT W. NOLAN, SR.
                                 (314) 997-7766
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                              JOHN R. SHORT, ESQ.
                   PEPER, MARTIN, JENSEN, MAICHEL AND HETLAGE
                              TWENTY-FOURTH FLOOR
                                720 OLIVE STREET
                           ST. LOUIS, MISSOURI 63101
                                 (314) 421-3850

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is SCS/Compute, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2252 Welsch Industrial Court, St. Louis, Missouri 63146. The title of the class of equity securities to which this Statement relates is the common stock, par value $.10 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

     The Statement relates to the tender offer by SCS Subsidiary, Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Thomson U. S. Holdings Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada, disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1), dated December 27, 1995, to purchase all outstanding shares of Common Stock, other than 1,082,570 shares owned directly by Robert W. Nolan, Sr., which shares are the subject of a stock purchase agreement between Purchaser and Mr. Nolan, Sr., at a price of $6.75 per share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 19, 1995, (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the consummation of the Offer and satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as
Exhibit 2 and incorporated herein by reference.

     According to the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at Metro Center, One Station Place, Stamford, Connecticut 06902.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are SCS/Compute, Inc., 2252 Welsch Industrial Court, St. Louis, Missouri 63146.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Purchaser, Parent and their executive officers, directors or affiliates, is described in the Company's Information Statement set forth on
Schedule I hereto or set forth below.

                           STOCK OPTIONS AND WARRANTS

     The Company maintains the SCS/Compute, Inc. Stock Option Plan (the "Plan") which provides for the grant of stock options (the "Options"). As of December 15, 1995, options for 130,000 shares of Common Stock were outstanding. Pursuant to action by the Board of Directors of the Company on December 14, 1995, all outstanding options not then exercisable were vested as of that date. The Company has no outstanding warrants and has never issued stock appreciation rights.

     Pursuant to the terms of the Merger Agreement, all outstanding stock options that are outstanding at the time the Merger becomes effective, whether or not then exercisable, will be canceled, and each holder of such canceled Option will be entitled to receive from Purchaser, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of shares previously subject to such Option and (ii) the excess, if any, of the Per Share Amount over the exercise price per share of such Option.
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           INCENTIVE COMPENSATION PLAN AND CONTINGENT BONUS PAYMENTS

     In order to retain and motivate key employees, the Company's Board of Directors adopted an incentive compensation plan (the "Incentive Plan") on July 14, 1986. The Incentive Plan is designed to provide additional performance incentives to the Company's executive officers. Under the Incentive Plan effective for the fiscal year ended January 31, 1995, each participant received a bonus based on a percentage of pre-tax, pre-executive bonus profits of the Company. Amounts earned under the Incentive Plan for the year ended January 31, 1995 are included under the caption "Bonus" in the Summary Compensation Table in the Information Statement attached hereto as Schedule I. A similar Incentive Plan is in effect for the fiscal year ending January 31, 1996.

     At the meeting of the Board of Directors on December 14, 1995, the Board, in recognition of the efforts of the principal executive officers in the operation of the Company and the financial benefit to the shareholders of the Offer and Merger and in lieu of long term compensation packages, awarded (with employee directors abstaining as to resolutions in which they had an interest) the principal executive officers of the Company bonuses of $575,000 in the aggregate, the payment of which is subject to the completion of the Offer and the Merger.

                 EMPLOYMENT AGREEMENT AND CONSULTING AGREEMENT

     The following is a summary of the form of Employment Agreement to be entered into by the Company and Robert W. Nolan, Sr., President and Chief Executive Officer of the Company, a copy of which is filed as an exhibit to this
Schedule 14D-9 and of the form of Consulting Agreement which is attached to the Employment Agreement as an exhibit. Such summary is qualified in its entirety by reference to the Employment Agreement and the Consulting Agreement.

     As of the Effective Time of the Merger Agreement, the Company will enter into an Employment Agreement and a Consulting Agreement with Mr. Nolan. The Employment Agreement has a term of five years, subject to earlier termination and the Consulting Agreement has a term of three years to commence upon the earlier of expiration of the term of the Employment Agreement or termination of Mr. Nolan's employment thereunder. Under the Employment Agreement, Mr. Nolan will receive an initial annual salary of $260,000 which will be increased each year to reflect any increase in the consumer price index for all urban consumers in the St. Louis, Missouri area for the prior calendar year. Mr. Nolan will be eligible for two types of incentive compensation, the amounts of which will be based on Company performance: (i) an annual bonus payable each year during the term of the Employment Agreement, and (ii) a long-term incentive payment ("LTIP") payable in the third, fourth and fifth years of the Employment Agreement. Neither incentive payment will be payable unless certain levels of Company performance are reached. Eligibility for further incentive payments ceases upon termination of the Employment Agreement, except as provided below. The Employment Agreement may be terminated by either party for any reason at any time prior to its expiration. If Mr. Nolan resigns during the first two years of the term or is terminated at any time for cause, he will receive no severance payments. If he resigns during the third, fourth or fifth years of the term, Mr. Nolan will be entitled to continue to receive, as severance, his then base salary for one year following the date of resignation. If the Employment Agreement is terminated by reason of Mr. Nolan's death or disability or if the Company terminates his employment either without cause or for failure of the Company to meet minimum financial performance standards, he will be entitled to continue to receive, as severance, his then base salary for two years from the date of termination. In addition, if termination is by reason of death or disability or is without cause, Mr. Nolan shall be entitled to receive the annual bonus amount he would have received for the year in which the termination occurs based on the approved budget for such year. Further, if such termination by reason of death or disability or without cause occurs in the second or third year of the term, he will be entitled to receive a pro-rated portion of any LTIP he would have been entitled to receive in the third year based on the approved budget for the third year and if the termination occurs in the fourth or fifth year of the term, he will be entitled to the full LTIP he would have been entitled to receive in the year of termination based on the approved budget for such year. The Consulting Agreement, the term of which follows that of the Employment Agreement, provides for a total fee of $1,050,000, payable monthly over the three year term at an initial

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annual rate of $400,000 which will decrease to $250,000 in the final year of the term. For two years from the termination date of the Employment Agreement, Mr. Nolan has agreed not to compete with the Company and for three years from the termination of the Employment Agreement Mr. Nolan, Sr. has agreed not to solicit or hire any of its employees (excluding Robert W. Nolan, Jr.) and consultants. Mr. Nolan has also agreed to protect the status of all confidential information relating to the Company.

                       INDEMNIFICATION UNDER DELAWARE LAW
                           AND THE COMPANY'S CHARTER

     The Company is a Delaware Corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "Delaware Law), which provides that a corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the Delaware Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders, for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Article XI of the Certificate of Incorporation of the Company provides that, except under certain circumstances, directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

     Article VII of the Company's Restated By-Laws provides that the Company shall indemnify any officer or director to the fullest extent permitted by the General Corporation Law of the State of Delaware for liability and expense incurred by such officer or director as a result of any action, or threatened action arising out of activities performed as directors or officers of the Company and may indemnify any person who is, was or has agreed to become an employee or agent of the Company or is, was or has agreed to serve at the request of the Company as an employee or agent of another corporation or enterprise.

     The Merger Agreement provides that the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and related matters than are set forth in Article VII of the By-laws of the Company as in affect on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

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     The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in his or her capacity as an officer, director, employee, fiduciary or agent of the Company, whether occurring before or after the Effective Time, for a period of three years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for indemnification is asserted or made within such three-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     Parent, Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnity obligations.

                              THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 of the Offer to Purchase. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in Section 14 of the Offer to Purchase.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a direct, wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be cancelled or converted automatically into the right

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to receive an amount equal to $6.75 per Share or any greater amount per Share paid pursuant to the Offer (such amount, the "Per Share Amount") in cash.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, the Certificate of Incorporation of Purchaser will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is SCS/Compute, Inc." The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     The Merger Agreement provides that the Company shall, as soon as practicable following consummation of the Offer, file with the Securities and Exchange Commission (the "Commission") under the Exchange Act, and use its best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has agreed, subject to its fiduciary duties under applicable law as advised by counsel, to include in the Proxy Statement the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its best efforts to obtain such approval and adoption. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, all necessary and appropriate action shall be taken to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Delaware Law.

     Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, the Company shall not between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent: (a) amend or otherwise change its Certificate of Incorporation or By-laws; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company (except for the issuance of a maximum of 130,000 Shares issuable pursuant to Options outstanding on the date of the Merger Agreement) or (ii) any assets of the Company, except for sales in the ordinary course of business and in a manner consistent with past practice;

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(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
(d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice, (iii) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice, (iv) authorize any single capital commitment which is in excess of $50,000 or capital expenditures which are, in the aggregate, in excess of $100,000 for the Company, or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters; (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (i) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated by the Merger Agreement; (j) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet of the Company as at January 31, 1995 or subsequently incurred in the ordinary course of business and consistent with past practice; (k) sell, assign, transfer, license, sublicense, pledge or otherwise encumber any of the Company's Intellectual Property (as defined in the Merger Agreement); or (l) announce an intention, commit or agree to do any of the foregoing.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of each committee of the Board, in each case only to the extent permitted by applicable law. Until the earlier of
(i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company has agreed to use its best efforts to ensure that all the members of the Board and each committee of the Board as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such committees.

     The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will

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require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

     Pursuant to the Merger Agreement, until the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors and agents of the Company to, afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company, and shall furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser have agreed to keep such information confidential in accordance with the Mutual Nondisclosure Agreement dated October 10, 1995 between the Company and RIA Inc.

     The Merger Agreement provides that the Company shall not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any business combination with the Company or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing contained in this paragraph shall prohibit the Board from responding to any unsolicited proposal made in writing to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company, to the extent the Board, after consultation with independent counsel, determines in good faith that such action is required for the Board to comply with its fiduciary duty to stockholders imposed by Delaware Law. The Merger Agreement requires the Company immediately to cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Company has also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and, in any such notice to Parent, to indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

     Pursuant to the Merger Agreement, Parent intends that, for a period of one year immediately following the Effective Time, it shall, or shall cause the Surviving Corporation to, continue to maintain employee benefit and welfare plans, programs, contracts, agreements, policies and executive incentives and perquisites, other than equity-based plans, for the benefit of active and retired employees of the Company or the Surviving Corporation which in the aggregate provide benefits that are no less favorable to employees than the benefits provided to such active and retired employees on the date of the Merger Agreement.

     The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company as are necessary for the consummation of such transactions and to fulfill the conditions to the Offer and the Merger.

     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, trademarks, patents and copyrights, environmental matters, material contracts, brokers, opinions from financial advisors and taxes.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law and the Company's Certificate of Incorporation; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and such transactions by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company; (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before March 31, 1996; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by Parent if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Section 14 of the Offer to Purchase, Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 60 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 60 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or its assets or a merger or other business combination or in order to approve a tender offer or exchange offer for Shares by a third party, in either case, as determined by the Board in the exercise of its good faith judgment and after consultation with its legal counsel and financial advisors, on terms more favorable to the Company's stockholders than the Offer and the Merger taken together; provided, however, that such termination shall not be effective until the Company has made payment to Parent of the Fee (as hereinafter defined) required to be paid pursuant to the Merger Agreement and has deposited with a mutually acceptable escrow agent $500,000 for reimbursement to Parent and Purchaser of Expenses (as hereinafter defined).

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

     The Merger Agreement provides that in the event that (a) any person shall have commenced a tender or exchange offer for 10% or more (or which, assuming the maximum amount of securities which could be purchased, would result in any person beneficially owning 10% or more) of the then outstanding Shares or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than the Per Share Amount (a "Competing Proposal") and (i) the Board does not recommend against the Competing Proposal, (ii) the Offer shall have remained open for at least 20 business days, (iii) the Minimum Condition shall not have been satisfied, and (iv) this Agreement shall have been terminated pursuant to the provisions described above; or (b) the Merger Agreement is terminated (i) pursuant to the provisions described in clause (c)(ii) or clause
(d)(ii) of the second preceding paragraph; then, in any such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $1,000,000 (the "Fee"), which amount shall be payable in immediately available funds, plus all Expenses up to $500,000 in the aggregate. The term "Expenses" shall mean all out-of-pocket expenses and fees of each of Parent, Purchaser and their respective shareholders and affiliates (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses and all costs and expenses incurred by or on behalf of Parent and Purchaser in connection with the collection under and enforcement of the preceding paragraph) actually incurred or accrued by either of them or on their behalf in connection with such transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent or Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of such transactions, and any financing commitments or agreements relating thereto. Except as set forth in this paragraph, all costs and expenses incurred in connection with the Merger Agreement and such transactions shall be paid by the party incurring such expenses, whether or not such transactions are consummated.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors (with Mr. Robert W. Nolan, Sr. not participating solely because of his interest in the transaction) unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and Merger is fair to, and in the best interests of, the stockholders of the Company. The Board (again with Mr. Robert W. Nolan, Sr. not participating solely because of his interest in the transaction) unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

BACKGROUND OF THE OFFER

     In April of 1995, Robert W. Nolan Sr., President and Chief Executive Officer of the Company, Theodore Schroeder, Vice President, Sales and Marketing for the Company and Euan Menzies, the then President and Chief Executive Officer of Research Institute of America Inc. ("RIA Inc."), an indirect wholly owned subsidiary of Parent, had a brief telephone conversation regarding the market for tax and accounting software and the positioning of their respective companies in such market. On May 1, Stephen Wahrlich, Vice President of Business Development for RIA Inc., met with Mr. Nolan and engaged in a general discussion of the marketplace, including various competitive factors and general market direction.

     On October 3, Messrs. Wahrlich, Ronald Aylward, Chairman of Aylward and Associates, a business consultant to the Company, Nolan and David Shea, Senior Vice President of Business Development for the Research Institute of America Group ("RIAG"), one of several businesses comprising TF&PPG, met at the main offices of RIA, Inc. in New York City. At this meeting, further discussion about the market for tax and accounting software, the Company's vision and philosophies and potential joint working relationships between the Company and RIAG took place. In anticipation of further discussions, the Company and RIA Inc. entered into a Mutual Nondisclosure Agreement dated as of October 10, 1995 (the "Nondisclosure Agreement") regarding any confidential information concerning the operations of their respective businesses that might be discussed.

     On October 20, Messrs. Menzies (now President and Chief Executive Officer of RIAG), Shea, Wahrlich, Nolan Sr., Aylward, Robert Nolan, Jr., Vice President Operations and Product Development, Schroeder and Charles Wilson, Executive Vice President, Treasurer and Secretary of the Company met at the main offices of the Company in St. Louis, Missouri. At the meeting, executives of the Company presented their vision for future growth of the market for tax and accounting software and plans for the Company's future. The group discussed whether those plans were consistent with the vision of RIAG and whether the pursuit of a possible business relationship between the companies would be fruitful. At the conclusion of this meeting, Messrs. Menzies, Nolan Sr., Shea, Wahrlich and Aylward met separately to discuss further the possibilities of a closer working relationship between the Company and RIAG.

     On October 25, Mr. Menzies telephoned Mr. Nolan Sr. to indicate that RIAG was interested in entering into exploratory discussions with the Company regarding the acquisition of the Company and to discuss the potential range of purchase prices that RIAG might be willing to offer to acquire the Company.

     On October 26, Messrs. Menzies and Shea initiated a conference call with Messrs. Nolan Sr. and Wilson to further discuss a possible acquisition of the Company and a potential range of values for the Company.

     On November 10, Messrs. Nolan Sr. and Aylward for the Company and Messrs. Shea and Menzies of RIAG met to discuss a potential acquisition price. Numerous meetings were held during the day and the parties agreed to perform further work and analysis regarding the operations of the Company.

     On November 12, Mr. Shea met with Messrs. Nolan Sr. and Wilson at the main offices of the Company in St. Louis, Missouri and discussed the operations of the Company, past and current financial performance and projections for operations for the current year.

     On November 15, Messrs. Menzies and Nolan Sr. met at the offices of the Company and continued their discussions concerning the operations of the Company and a possible acquisition of the Company by RIAG.

     On November 28, Messrs. Menzies, Shea, Nolan Sr., Wilson, Aylward and representatives from Peper, Martin, Jensen, Maichel and Hetlage ("Peper") and Price Waterhouse, legal counsel and auditors, respectively, for the Company, met at the offices of Price Waterhouse in St. Louis to discuss the process and schedule for pursuing a possible merger between RIAG and the Company.

     On December 1, 4 and 5 various representatives of the parties met in St. Louis and Seattle, Washington to discuss further the operations of the Company.

     On December 7, Messrs. Menzies, Shea, Nolan Sr., Wilson, Schroeder, Nolan, Jr., Aylward, and representatives of Peper and legal and human resources advisers for RIAG met at the offices of Peper to discuss the operations of the business and steps necessary to pursue a merger between RIAG and the Company, including a possible tender offer for substantially all the outstanding Shares of the Company.

     Subsequent to the December 7 meeting, drafts of agreements with respect to the proposed transaction were prepared by Shearman & Sterling, outside counsel for the Purchaser.

     Subsequent to the receipt of these drafts agreements between December 8 and December 15, numerous meetings were held in person and by telephone between Messrs. Menzies, Shea, Nolan Sr., Wilson and representatives of Peper regarding the terms of a possible merger and the form and content of the draft agreements.

     On December 14, 1995, a special committee of the Board of Directors (the "Special Committee") of the Company was formed, consisting of Messrs. Robert C. Chlebowski and Irwin M. Jarett, Ph.D., the non-employee directors of the Company. At a meeting held on December 14, 1995, the Special Committee discussed the proposed merger and voted unanimously to recommend to the Board that the Board approve the merger of the Company and Purchaser, subject to resolution of the remaining business and legal issues in the draft Merger Agreement.

     On December 14, the members of the Board of Directors of the Company met at the offices of Peper in St. Louis to discuss the proposed merger. Late in the afternoon at this meeting, the Board unanimously (with Mr. Nolan, Sr. not participating solely because of his interest in the transaction) voted to approve the merger of the Company and Purchaser, subject to resolution of the remaining business and legal issues in the draft Merger Agreement.

     From December 14 through December 19, representatives of the parties and their respective counsels continued to work to finalize the terms of the Merger Agreement and the Stock Purchase Agreement.

     Late in the evening on December 19, the Merger Agreement and the Stock Purchase Agreement were executed. On the morning of December 20, the Company issued a press release to announce publicly the transaction.

REASONS FOR THE BOARD'S CONCLUSIONS

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors including, without limitation, the following:

          (i) the terms and conditions of the Offer and the Merger Agreement;

          (ii) various presentations by management of the Company at Board meetings held on and before December 14, 1995 regarding the historical financial performance and condition of the Company, including the prospects if the Company were to remain independent and the various uncertainties associated with those prospects and current industry, economic and market conditions;

          (iii) the prospects for obtaining additional financing for the proposed activities of the Company in pursuit of its business objectives such as making acquisitions, including the difficulty of accessing the public capital markets at the present time based on the Company's recent financial history;

          (iv) the business and strategic objectives of the Company, and the attendant risks involved in achieving these objectives, including the continued expansion and development of the product line to correctly position the Company's product offerings in a rapidly changing technological environment;

          (v) the risk, through the potential inability of the Company to maintain adequate product development and market penetration, of decreasing the value of the Company to a potential single acquiror interested in the Company as a whole;

          (vi) the relative attractiveness of the Company to other potential acquirors in view of the strategic and synergistic nature of the proposed combination with Thomson U. S. Holdings Inc., including the extent and nature of other contacts with potential acquirors during the past year;

          (vii) the relationship of the Offer price to historical market price of the Shares over the last two years, including that the $6.75 per share Offer price represents a premium of over 150% over the closing price for the shares of $2 5/8 on December 13, 1995 (the day immediately preceding the consideration of the proposed merger of the Company with the Purchaser by the Board);

          (viii) the financial and valuation analyses presented to the Board by Fister & Associates, Inc. ("Fister"), financial advisor to the Company, at the Board Meeting on December 14, 1995, including the market prices and financial data relating to other companies engaged in businesses considered comparable to the Company, and the prices and premiums paid in recent selected acquisitions of companies considered by Fister to be comparable to that of the Company;

          (ix) the opinion of Fister that the consideration to be received by the stockholders of the Company, pursuant to the Offer and the Merger, is fair to the Company's stockholders from a financial point of view. A written opinion (the "Opinion") by Fister dated December 19, 1995, which sets forth a description of the factors considered, the assumptions made and the scope of review undertaken, is attached as Exhibit 4 and is incorporated by reference herein. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

          (x) the approval of the Per Share Amount by a Special Committee of the Board consisting of the independent directors and the recommendation of the Special Committee that the Board approve the Merger Agreement and recommend that all shareholders tender their shares in response to the Offer;

          (xi) the likelihood that the proposed merger would be consummated, including the experience, reputation and financial condition of Parent;

          (xii) the effect of the transaction on the Company's relationships with its employees and customers;

          (xiii) the fact that pursuant to the Merger Agreement the Company is not prohibited from responding to any unsolicited proposal made in writing to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, or other similar transaction or to acquire all or substantially all of the assets of the Company, to the extent the Board, after consultation with independent legal counsel, determines in good faith that such action is in the best interest of its stockholders and consistent with the Board's fiduciary duty to the Company's stockholders under Delaware Law; and

          (xiv) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to a fee of $1 million and reimbursement of expenses up to $500,000 upon the termination of the Merger Agreement under certain circumstances.

     The members of the Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The Board recognized that Purchaser, if it purchases a sufficient number of Shares to satisfy the Minimum Condition, will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. While consummation of the Offer would result in the remaining stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for the stockholders of the Company other than Parent to participate in the potential future growth prospects of the company. The Board, however, believed that this was reflected in the Offer price to be paid and also recognized that there can be no assurance of growth, if any, to be attained by the Company in the future.

OPINION OF FINANCIAL ADVISOR

     Fister was retained by the Company to provide an evaluation of the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received in the Offer and the Merger.

     On December 14, 1995, in connection with the evaluation of the proposed terms of the Offer, the Merger and the Merger Agreement by the Special Committee and the Board, Fister made a presentation to the Board with respect to the results of the valuation study conducted by Fister. At that time, Fister reviewed the information and financial data described below with the Board and rendered its oral opinion as of that date that the proposed consideration to be offered to the Company's stockholders in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company. A copy of Fister's written opinion dated December 19, 1995, which sets forth assumptions made, matters considered and limitations of the review undertaken by Fister is attached as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety.

     No limitations were imposed by the Company or its Board on the scope of Fister's investigation or the procedures to be followed by Fister in rendering the Opinion, except that Fister did not solicit any proposals from any third party with respect to a purchase of all or a part of the Company's business. Fister was not requested to and did not make any recommendation to the Board as to the form or amount of consideration to be offered to the Company's stockholders in the Offer or the Merger, which was determined through negotiations between the Company and Parent. In arriving at the Opinion, Fister did not ascribe a specific range of values to the Company, but made its determination as to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in the Offer and the Merger on the basis of the financial and comparative analyses described below. The Opinion is directed solely to the Board and is not intended to be and does not constitute a recommendation to any Company stockholder as to whether to accept the consideration to be offered to such stockholder in connection with the Offer or the Merger. The Opinion does not in any manner address the Company's underlying business decision to proceed with or effect the Offer or the Merger.

     In arriving at the Opinion, Fister reviewed and analyzed: (1) publicly available information concerning the Company which Fister believed to be relevant to its inquiry, including its Form 10-K dated January 31, 1995, and its Form 10-Q dated October 31, 1995; (2) financial and operating information with respect to the business, operations, and prospects of the Company furnished to it by the Company (including, without limitations, projections for the fiscal years 1995-2000 prepared by management of the Company); (3) a trading history of the Company's common stock and comparison of that trading history with those of other companies which it deemed relevant; (4) a comparison of the historical financial results and present financial condition of the Company with other companies it deemed relevant; (5) an analysis of the computer software and services industries; and (6) an analysis of sale transactions in the software industry during 1995. In addition, Fister had discussions with management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses, and investigations as it deemed appropriate.

     In arriving at the Opinion, Fister assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts that would make any such information inaccurate or misleading. For the purpose of its analysis, Fister also reviewed the financial projections of the Company which, upon advice of the Company, Fister assumed were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at the Opinion, Fister did not conduct a physical inspection of the properties and facilities of the Company and did not make nor obtain any evaluations or appraisals of the assets or liabilities of the Company. The Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the presentation to the Board of Directors of the Company.

     The following paragraphs summarize the financial and comparative analysis performed by Fister and presented to the Board in connection with the December 14, 1995 oral opinion. The summary does not represent a complete description of the analyses and studies conducted by Fister. The information presented below is based on the financial condition of the Company as of a date or dates shortly before the December 14, 1995 meeting of the Board of Directors of the Company.

     (A) COMPARABLE MARKET VALUE AND TRANSACTION ANALYSIS. Fister analyzed the valuations accorded other companies in the software industry on the basis of recent acquisitions and the market price of publicly traded companies. Weighting the results of these analyses, Fister developed a range of values for the common stock of the Company, taking into account the repayment of the debt and the redemption of (but not the conversion of) the Company's outstanding shares of Series A Preferred Stock and certain other expenses.

     Fister developed three separate representative valuations for the Company as described below.

     (1) Transactions in which both parties were public companies. This analysis was performed by selecting other companies involved in domestic merger or acquisition transactions in 1995 according to the following criteria: (i) both companies were publicly traded, (ii) the acquired company was classified under the Standard

Industry Code ("SIC") as either Prepackaged Computer Software (SIC 7372) or Computers, Peripheral Equipment & Software (SIC 5045), and (iii) where each of the ratios of the price to earnings, book value, and cash flow was greater than zero. Seven transactions were selected on the basis of these criteria: (i) Platinum Technology Inc. and Altai, Inc., (ii) Computer Associates International, Inc. and Legent Corp., (iii) IBM Corp. and Lotus Development Corp., (iv) Mentor Graphics Corp. and Microtec Research Group, (v) Sybase Inc. and Powersoft Corp., (vi) Platinum Technology Inc. and Trinzic Corp., and (vii) Silicon Graphics and Wavefront Technologies Inc. After determining the price/earnings and price/book ratios for each of these transactions, Fister applied the resulting ratios to the financial measures of the Company's performance. Fister averaged the highest and lowest of the valuations calculated in this manner to obtain a representative valuation.

     (2) Transactions in which at least one party was a public company. This analysis was performed by selecting other companies involved in domestic merger or acquisition transactions in 1995 according to the following criteria: (i) the acquiror was a publicly traded company and the acquiree was either publicly traded or private, (ii) the acquired company was classified under the Standard Industry Code ("SIC") as either Prepackaged Computer Software (SIC 7372) or Computers, Peripheral Equipment & Software (SIC 5045), and (iii) where each of the ratios of the price to earnings, book value, and cash flow was greater than zero. Thirteen transactions were selected on the basis of these criteria. After determining the price/earnings and price/book ratios for each of these transactions, Fister applied the resulting ratios to the financial measures of the Company's performance. Fister selected those transactions believed to be comparable to the present transaction and utilized the (a) the price/earnings ratio and the price/book value ratio, and (b) the price/earnings ratio alone to obtain representative valuations.

     (3) Valuation of Representative Publicly Traded Companies. Fister used the Value Line Computer Software and Services Industry Report (the "Report") as representative of the current market valuation for companies believed to be comparable to the Company. After determining the price/ earnings and price/book value ratio for these companies, Fister determined valuations of the Company utilizing (a) the price/earnings ratio and the price/book ratio, and (b) the price/earnings ratio alone. Fister computed an average of the valuations using
(a) all companies in the Report (8 companies) and (b) only those companies in the Report with revenues less than $500 million per year (3 companies).

     Fister utilized each of these representative valuations and weighted each according to its judgment as to the validity of that procedure in establishing an objective valuation of the Company's common stock in the current business situation of the Company given its financial performance and competitive position together with current market and economic conditions as they existed on the date of the Opinion. On the basis of these analyses, Fister determined an estimated comparable market value for the Company using (a) the figures developed in each of the three analyses described above using the price/earnings and price/book ratios, and (b) the figures developed in each of the three analyses described above using the price/earnings ratio alone. After deducting the amount of debt owed by the Company, the cost to redeem the Company's outstanding shares of Series A Preferred Stock, and certain other expenses, Fister calculated the value of the Company's common stock to be in the range of $2.94 to $4.36 per share.

     (B) DISCOUNTED CASH FLOW ANALYSIS. Fister considered using a discounted cash flow analysis to analyze the current value to a financial buyer of a business activity. However, Fister determined not to use a discounted cash flow analysis because the operating history of the Company in the software business was, in its judgment, insufficient to provide a reliable basis for the projections and estimates required for a such an analysis.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. In arriving at the Opinion, Fister did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Fister believes that the analyses must be considered as a whole and that considering selected portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the process underlying the Opinion. Fister made certain assumptions as to industry performance, general business and economic conditions, and other matters that are beyond the Company's control. Any estimates contained in these analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Fister is a private investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwriting, private placements and valuations for corporate, estate, and other purposes.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Fister to act as its financial advisor with respect to Merger and the transactions contemplated in the Merger Agreement, and to provide an analysis and opinion as to the fairness, from a financial standpoint, of the consideration to be received by shareholders. Pursuant to a letter agreement dated December 5, 1995 between the Company and Fister, the Company will pay Fister a fee of approximately $10,000.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain, or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

                          THE STOCK PURCHASE AGREEMENT

     (a) The following is a summary of the Stock Purchase Agreement, a copy of which is filed as an Exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Stock Purchase Agreement.

     Parent, Purchaser and Robert W. Nolan, Sr. (the "Stockholder") have entered into the Stock Purchase Agreement pursuant to which the Stockholder has agreed to sell to the Purchaser 1,082,570 Shares at a per Share price equal to the per Share price payable in the Offer. In addition, the Stockholder has appointed Purchaser, or any nominee of Purchaser, during the term of the Stock Purchase Agreement as his attorney and proxy to vote each of the Shares subject to such agreement (i) in favor of the Merger Agreement and the transactions contemplated thereby, (ii) against any other proposal for the acquisition of the Company or its assets or a merger or other business combination of the Company with any third party, and (iii) against any other proposal that would, or is reasonably likely to, result in any of the conditions to Purchaser's obligations under the Merger Agreement not being fulfilled.

     In addition, the Stockholder has agreed not to (i) take any action or omit to take any action that is inconsistent with compliance by the Company with the terms of the Merger Agreement and (ii) without the prior written consent of Purchaser, (x) sell, tender pursuant to the Offer or any other tender offer, pledge, encumber, assign, transfer, exchange or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, tender, pledge, encumbrance, assignment, transfer, exchange or disposition of, any of his Shares; (y) acquire any additional shares of Company Common Stock or warrants, options or other rights to purchase any Shares; or (z) grant any proxies (other than pursuant to the Stock Purchase Agreement) with respect to his Shares, deposit any of his Shares into a voting trust or enter into a voting agreement with respect to any of his Shares.

     The obligations of the Stockholder and Purchaser to consummate the purchase and sale contemplated by the Stock Purchase Agreement are subject to (i) any waiting periods under the HSR Act applicable to the purchase of the Shares having been expired or terminated, (ii) there being no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such purchase and sale, (iii) the Stockholder having continued to be employed as Chief Executive Officer of the Company with duties and responsibilities comparable to the duties and responsibilities he has performed in the past and having entered into an employment agreement (described below) with the Company substantially in the form attached as an exhibit to the Stock Purchase Agreement, (iv) no event or events shall have occurred or be reasonably likely to occur which have, or could reasonably be expected to have, a Material Adverse Effect (as defined in the Stock Purchase Agreement) on the Company, and (v) all conditions to Purchaser's obligations to accept for payment the Shares tendered pursuant to the Offer having been satisfied.

     The Stock Purchase Agreement contains various customary representations and warranties of the parties thereto, including a representation by the Stockholder that all of the representations and warranties of the Company in the Merger Agreement are true, complete and correct.

     The Stock Purchase Agreement provides that the Stockholder shall indemnify Parent and any subsidiary or affiliate of Parent, and any director, officer or employee of the foregoing, against and hold each of them harmless from all losses arising out of the breach of any representation or warranty or of any covenant or agreement of the Stockholder contained in the Stock Purchase Agreement. The Stock Purchase Agreement also provides that Parent and Purchaser, jointly and severally, shall indemnify the Stockholder against and hold the Stockholder harmless from all losses arising out of the breach of certain representations and warranties and of any covenant or agreement of Parent or Purchaser contained in the Stock Purchase Agreement. The maximum amount of loss which may be recovered by Parent from the Stockholder is an amount equal to the aggregate price paid to the Stockholder for his Shares, except that for a breach of his representation that the Company's representations and warranties contained in the Merger Agreement are true, complete and correct the maximum amount is $2,000,000. The maximum amount of loss which may be recovered by the Stockholder from Parent and Purchaser is an amount equal to the aggregate purchase price paid to the Stockholder for his Shares.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, and affiliate of the Company (other than Mr. Robert W. Nolan, Sr., who is selling his shares to the Purchaser pursuant to the Stock Purchase Agreement as described in subsection (a) hereof) currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTION BY SUBJECT COMPANY

     (a) The Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached on Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO FILED AS EXHIBITS

EXHIBIT NO.
------------
Exhibit 1       -- Letter to Stockholders of the Company dated December 27, 1995.*
Exhibit 2       -- Agreement and Plan of Merger, dated as of December 19, 1995, among Thomson U. S.
                   Holdings, Inc., SCS Subsidiary, Inc., and SCS/Compute, Inc.
Exhibit 3       -- Engagement Letter dated December 5, 1995 between the Company and Fister &
                   Associates, Inc.
Exhibit 4       -- Opinion of Fister & Associates, Inc. dated December 19, 1995.*
Exhibit 6       -- Stock Purchase Agreement dated as of December 19, 1995
Exhibit 7       -- Form of Employment Agreement between Robert W. Nolan, Sr. and the Company, including, as an exhibit thereto, the form of Consulting Agreement between
                   Robert W. Nolan, Sr. and the Company.
Exhibit 8       -- Mutual Nondisclosure Agreement dated October 10, 1995 between the Company and
                   RIA Inc.
Exhibit 9       -- Press Release issued by the Company, dated December 20, 1995

---------------
* Included in Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCS/Compute, Inc.

                                          /s/ ROBERT W. NOLAN, SR.

Dated: December 27, 1995                  --------------------------------------
                                          Robert W. Nolan, Sr.
                                          Chairman of the Board and
                                          Chief Executive Officer

                                                                      SCHEDULE I

                               SCS/COMPUTE, INC.
                          2252 Welsch Industrial Court
                          Saint Louis, Missouri 63146

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about December 27, 1995 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about December 15, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use its reasonable best efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 27, 1995. The Offer is scheduled to expire at midnight, New York City time, on Thursday, January 25, 1996 unless the Offer is extended.

     Following the election of the Purchaser Designees and prior to the consummation of the Merger, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or the acts of Parent or the Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company who are neither (i) designees of the Purchaser nor (ii) employees of the Company.

     The information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The shares of Common Stock, par value $.10 per share (the "Shares") are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of December 19, 1995 there were 2,571,977 Shares outstanding. The Board of Directors currently consists of four members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer or the Stock Purchase Agreement, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors as shall give the Purchaser representation equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board or securing (to the extent possible) the resignations of incumbent directors or both. At such times, the Company shall use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board of each committee of the Board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of (i) the election or appointment of the Purchaser's Designees to the Board and (ii) the Effective Time, the Company shall use its reasonable best efforts to ensure that all of the members of the Board of Directors and each committee of the Board of Directors as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such committees.

     The Purchaser has informed the Company that each of W. Michael Brown, Nigel
R. Harrison, Andrew G. Mills and David J. Hulland have consented to act as a director. The information on Schedule I to Purchaser's Offer to Purchase with respect to Messrs. Brown, Harrison, Mills and Hulland, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9, is incorporated herein by reference.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than midnight January 25, 1996, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS

     The current directors of the Company are as follows:

                                  PRINCIPAL OCCUPATION AND BUSINESS OR PROFESSIONAL    DIRECTOR
         NAME AND AGE                   EXPERIENCE DURING THE PAST FIVE YEARS           SINCE
------------------------------    -------------------------------------------------    --------
Robert C. Chlebowski, 47......    President, St. Louis Leasing Corporation               1993
Irwin M. Jarett, Ph. D., 65...    Chief Executive Officer, Graphic M*I*S, L.P.           1993
Robert W. Nolan, Jr., 30......    Vice President Operations and Product                  1993
                                  Development, SCS/Compute, Inc.
Robert W. Nolan, Sr., 52......    Chairman, President and Chief Executive Officer,       1981
                                  SCS/Compute, Inc.

     ROBERT A. CHLEBOWSKI is the President of St. Louis Leasing Corporation, a computer leasing concern, a position he has held since 1986. He was named St. Louis' Entrepreneur of the Year in 1992 by Ernst & Young, Merrill Lynch and Inc. Magazine. He began his career in the leasing industry as a regional marketing representative in 1978 for OPM Leasing. Mr. Chlebowski was appointed an independent director of the Company on July 1, 1993, and has served in that capacity since then. His present term expires in 1997. He is also a director of Innovative Controls Systems, Inc. and Event Technologies.

     DR. IRWIN M. JARETT earned a Ph.D. in Accounting and Management from Louisiana State University and is co-founder and Chief Executive Officer of Graphic M*I*S ("GMIS"), a Chicago-based software development and system consulting firm, a position he has held since 1984. He is an internationally known authority in computer graphics with 37 years of experience in accounting, computers and information systems consulting and is the author of Financial Reporting Using Computer Graphics published in 1993 by John Wiley and Sons. Dr. Jarett was appointed as an independent director of the Company on October 7, 1993 and has served in that capacity since that time. His present term expires in 1998.

     ROBERT W. NOLAN, JR. has been employed by the Company since 1987. He served in various marketing and sales positions from 1987 to 1989. Mr. Nolan, Jr. was appointed Director of Eastern Division Operations in 1990 and was appointed Vice President of Operations in May 1991, and Vice President of Product Development in January 1993. He became a Director of the Company in March of 1993. His present term expires in 1996. Mr. Nolan, Jr. is the son of Mr. Nolan, Sr.

     ROBERT W. NOLAN, SR., a certified public accountant and co-founder of the Company, has served as a Director of the Company since its formation in February 1981. Since April 1990, Mr. Nolan has served as the Chairman of the Board of Directors. He is also serving as the Company's Chief Executive Officer, a position he has held since September 1989. In past years, Mr. Nolan has served as Treasurer of the Company and in 1992 resumed the duties of President, a position he previously held from 1981 to 1990. He was re-elected as a director for a three-year term at the Company's Annual Meeting held on June 29, 1994, therefore, his present term expires in 1997.

BOARD COMMITTEES

     The Board has established two permanent committees of the Board, the Audit Committee and the Compensation Committee. The Board does not have a Nominating Committee and the entire Board performs the function of a nominating committee.

     The Audit Committee, composed of Mr. Chlebowski and Dr. Jarett, recommends the appointment of a firm of independent public accountants to act as independent auditor for the Company and reviews with the firm approved by the shareholders auditing arrangements, scope of examination, the results of the audit, the fees, and any problems identified in the system of internal accounting controls. The Audit Committee met one time during fiscal 1994 and one time thus far in fiscal 1995.

     The Compensation Committee, composed of Mr. Nolan, Sr., Mr. Chlebowski and Dr. Jarett, makes recommendations to the Board regarding salaries of officers (including employee directors), administers the Company's Stock Option Plan and in that capacity grants options subject to approval by the Board, reviews salaries of key employees, and generally reviews and recommends any compensation program affecting officers and key employees. The Compensation Committee met twice during fiscal 1994 and five times thus far in fiscal 1995.

ATTENDANCE AT MEETINGS

     During fiscal 1994 the Board of Directors held eight meetings, including both regularly scheduled meetings and special meetings. All directors of the Company attended more than 75% of the aggregate of all Board meetings and all meetings of Committees of which they were members.

DIRECTORS' FEES

     Each member of the Board of Directors who is not a Company employee receives $1,500 per quarter for his services as a director and $600 for each Board of Directors meeting attended. Additionally, such persons receive $300 for each committee meeting attended which is not on the same day as a Board meeting and $120 for each committee meeting attended which is on the same day as a Board meeting. The Company pays the travel expenses of directors who are required to travel to Board and Committee meetings.

OFFICERS OF THE COMPANY

     The following table provides certain information with respect to the officers of the Company other than Robert W. Nolan, Sr. and Robert W. Nolan, Jr., whose respective ages and business experience are described above under the caption "Current Directors." Officers are appointed annually by the Board of Directors to serve until their successors are elected and qualify.

                  NAME                       AGE                 OFFICE AND TITLE
-----------------------------------------    ---     -----------------------------------------
Charles G. Wilson........................    46      Executive Vice President, Treasurer, and
                                                     Secretary
Theodore W. Schroeder....................    49      Vice President Sales & Marketing
Michael J. Hagenhoff.....................    50      Vice President

     CHARLES G. WILSON, a certified public accountant, has been the Company's Executive Vice President since May 1990, and Secretary and Treasurer since October 1989. He was the Vice President -- Finance from 1982 to 1990 and Controller from 1981 to 1982.

     THEODORE W. SCHROEDER joined the Company in August 1992, as Vice President of Sales and Marketing. From November 1991 to July 1992, Mr. Schroeder held a senior level marketing position with Electronic Data Systems of Dallas, Texas. In July 1989, McDonnell Douglas Systems Integration Company appointed him executive in charge of all worldwide marketing activities. Prior to that, Mr. Schroeder held a variety of executive sales positions in the technology and software fields.

     MICHAEL J. HAGENHOFF was appointed a Vice President of the Company in March 1988. He served as Vice President of Corporate Mortgage Relocation, a division of Citicorp Mortgage Inc. from 1986 to 1988. From 1968 to 1986, Mr. Hagenhoff held various sales and sales management positions for Xerox Corporation and Citicorp Mortgage.

CERTAIN TRANSACTIONS

     The Board of Directors adopted (with Mr. Nolan, Sr. abstaining) a long term incentive plan (the "LTIP") for Robert W. Nolan, Sr. at the meeting of the Board of Directors on July 31, 1995. The LTIP was to have been in effect for years starting February 1, 1995. Under the LTIP, "Stock Price" was defined as the greater of the mean of the bid and ask price of the Company's Stock on the last day of the fiscal year and the average price of the daily last sale for the period February 1 to March 15 following the end of that fiscal year. The LTIP provides for payment to Mr. Nolan, Sr. of $60,000 in each instance that the Stock Price exceeds $3.00, $3.50 and $4.00 for the fiscal years ending January 31, 1996, 1997, and 1998 respectively. As described in the next paragraph, on December 14, 1995, the Board awarded a bonus of $125,000 to Mr. Nolan, Sr. in lieu of any payments under the LTIP.

     At a meeting of the Board of Directors on December 14, 1995, the Board (with employee directors abstaining as to resolutions in which they had an interest) awarded bonuses to certain of the executive officers of the Company, the payment of which is subject to the completion of the Offer and the Merger described in the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The payees and amounts of such bonuses are as follows: Mr. Robert W. Nolan, Sr. $125,000; Mr. Robert W. Nolan, Jr. $150,000; Mr. Theodore
W. Schroeder $150,000; and Mr. Charles G. Wilson $150,000.

     The Board of Directors of the Company also approved (with employee directors abstaining as to resolutions in which they had an interest) the vesting of all options to acquire the Common Stock of the Company then outstanding but not exercisable. The number of shares covered by the such options and the holders thereof are as follows: Mr. Robert W. Nolan, Sr. 16,000 shares; Mr. Robert W. Nolan, Jr. 13,333 shares; Mr. Theodore W. Schroeder 13,333 shares, and Mr. Charles G. Wilson 13,333 shares. The options accelerated by this action of the Board on December 14, 1995, would otherwise have become vested and exercisable in the years 1996 and 1997.

BENEFICIAL OWNERSHIP OF STOCK

     The following table and accompanying footnotes set forth information as of December 20, 1995 regarding all persons known to the Company to be the beneficial owners of more than five percent of the Common Stock of the Company. Also set forth is information regarding beneficial ownership of the common Stock of the Company by the executive officers listed in the Summary Compensation Table and by all executive officers and directors of the Company as a group. Except as noted below, the owners have sole voting and investment power with respect to such shares.

                        NAME AND ADDRESS                            NUMBER OF SHARES     PERCENTAGE
----------------------------------------------------------------    ----------------     ----------
Robert W. Nolan, Sr.............................................       1,159,170(1)        44.04%
2252 Welsch Industrial Court
St. Louis, Missouri 63146
Nationwide Financial Services, Inc..............................         188,100(2)         7.31%
One Nationwide Plaza
Columbus, Ohio 43216
Principal Mutual Life Insurance Company.........................                (3)              (3)
55 High Street
Des Moines, IA 50392-0800
Charles G. Wilson...............................................          51,250(4)         1.97%
Theodore W. Schroeder...........................................          25,000(5)         0.96%
Robert W. Nolan, Jr.............................................          29,300(6)         1.13%
All executive officers and directors as a group (6 persons).....       1,265,820(7)        46.85%

Notes:

(1) Includes 60,000 shares which Mr. Nolan, Sr. has exercisable options to purchase. Includes 16,600 shares held by Mr. Nolan, Sr.'s wife as trustee under various trusts for their children over which Mr. Nolan, Sr. is deemed to share voting and investing power but, with respect to which Mr. Nolan, Sr. disclaims beneficial ownership.

(2) Based on information contained in Amendment No. 2 to Schedule 13D filed March 12, 1990. Nationwide Financial Services, Inc. is the registered investment advisor to the record owners of these shares, Nationwide Separate Account Trust -- Common Stock Fund, and Nationwide Investing Foundation -- Nationwide Growth Fund which owns 43,100 and 145,000 shares, respectively. Each such other entity, and Nationwide Financial Services, Inc., disclaims beneficial ownership of the shares owned of record as described above.

(3) On April 30, 1994, the Company converted $3.5 million in outstanding principal balance on its senior secured note with the Principal Mutual Life Insurance Company (the "Principal") to 100,000 shares of its Series A Cumulative Preferred Stock (the "Preferred Shares"). The Preferred Shares carry liquidation and dividend preference over Common Stock, are redeemable at a premium by the Company until July 1, 1999, and are convertible at any time by the Principal into 33% of the then outstanding shares of the Company's common stock. No redemption or conversion has occurred since the issuance of the Preferred Shares.

(4) Includes 16,250 shares owned by Mr. Wilson and his wife over which he shares voting and investment power. Includes 5,000 shares owned by Mr. Wilson's minor children under the Missouri Uniform Gifts to Minors Act. Includes 30,000 shares which Mr. Wilson has exercisable options to purchase.

(5) Includes 20,000 shares which Mr. Schroeder has exercisable options to purchase. Includes 5,000 shares over which Mr. Schroeder and his wife share voting and investment power.

(6) Incudes 20,000 shares which Mr. Nolan, Jr. has exercisable options to purchase. Includes 2,000 shares owned by Mr. Nolan, Jr. and his wife over which he shares voting and investment power.

(7) In addition to those shares designated as beneficially owned by the directors and executive officers named in the table above, the amount includes 1,000 shares owned by Robert A. Chlebowski and 100 shares owned by Dr. Irwin M. Jarett. Mr. Chlebowski and Dr. Jarett are directors who are not employees of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1994 and from February 1, 1995 to the present date, Robert W. Nolan, Sr., Chairman of the Board of Directors, President and Chief Executive Officer of the Company served on the Compensation Committee of the Board of Directors.

     At May 3, 1995, the Company had advances due from Mr. Nolan, Sr. totaling $130,974, consisting of a salary advance of $75,000, and other outstanding advances of $55,974 to companies that were owned by Mr. Nolan, Sr. Mr. Nolan, Sr. has executed a promissory note in favor of the Company for the outstanding advances bearing interest at the applicable federal rate maturing on May 15, 1998. No principal payments were made or required to be made through the date of this Information Statement.

     In November 1994, Mr. Nolan, Sr. accepted an invitation to sit on the Board of Directors of St. Louis Leasing Corporation. Mr. Chlebowski, who is the chairman of the Company's Compensation Committee, is the president of St. Louis Leasing Corporation. The Board of Directors of St. Louis Leasing Corporation is responsible for setting the compensation package for Mr. Chlebowski. Mr. Nolan, Sr. resigned from the Board of Directors of St. Louis Leasing Corporation on November 14, 1995.

     During fiscal year 1993, the Company entered into a three-year agreement with GMIS, whereby software developed by GMIS was merged with software developed by the Company and jointly marketed. Dr. Jarett, a director of the Company, is co-founder and Chief Executive Officer of GMIS. During fiscal 1994, the Company paid to GMIS $70,984 pursuant to the terms of the contract. The Board of Directors of the Company has determined that the contract is immaterial to the Company, Dr. Jarett, and GMIS, and therefore, does not interfere with Dr. Jarett's ability to serve as an independent director of the Company.

     On January 31, 1994, the Company established an unsecured $1,000,000 line-of-credit bearing an interest rate of 11.75% per annum and maturing on June 1, 1994 with St. Louis Leasing Corporation. The president of St. Louis Leasing Corporation, Robert A. Chlebowski, is also a director of the Company. This life-of-credit has been periodically renewed. As of January 31, 1995, and as of the date of this Information Statement the Company had no outstanding draws on the line-of-credit.

     During the fiscal year beginning February 1, 1995, the Company has entered into operating leases for computer equipment in the approximate amount of $60,000 with St. Louis Leasing Corporation, bringing the total of such leases to an approximate amount of $84,000. These operating leases are entered into in the normal course of business and at competitive interest rates. Mr. Chlebowski, President of St. Louis Leasing Corporation, is a director of the Company and Chairman of the Compensation Committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     SCS/Compute, Inc. believes that executive compensation should be linked to individual and Company performance, and the value delivered to shareholders. The Company has developed an incentive pay program which provides competitive compensation for its executive officers and other key employees, with both short-term and long-term compensation based on Company performance and related shareholder value.

     During fiscal 1992, the Company employed TPF&C, a Towers Perrin Company, to make a study on executive compensation and present the results of their study to the Compensation Committee. The TPF&C report was examined, and the Committee attempted to identify software competitors similar to SCS/Compute, Inc. and determine the range and nature of compensation provided to management of those companies. Based thereon, a compensation package was specifically designed for Robert W. Nolan, Sr. and was adopted effective July 1, 1992. At the time of adoption of Mr. Nolan, Sr.'s compensation package, the Compensation Committee consisted of two independent directors and Mr. Nolan, Sr. Mr. Nolan, Sr. abstained from voting on the adoption of his compensation package.

     The Committee believes that stock options are an effective long-term instrument because they focus management's attention on total stockholder return through share price appreciation. To this end, the Committee recommended, and the Board approved, the grant of stock options to the executive officers of the Company during the year ended January 31, 1995 (see "Option Grants in Last Fiscal Year"). Options were granted to each executive officer based upon individual and company performance during the fiscal year ended January 31, 1995 as of the date of grant.

     In order to retain and motivate key employees, the Company's Board of Directors adopted an Incentive Compensation Plan (the "Incentive Plan") on July 14, 1986. The Incentive Plan is designed to provide additional performance incentives to the Company's executive officers. Under the Incentive Plan effective for fiscal 1994, each participant was eligible to receive a bonus based upon percentage of the pre-tax, pre-executive bonus profits of the Company. Amounts earned under the Incentive Plan for the year ended January 31, 1995 are included under the caption "Bonus" in the Summary Compensation Table.

                                          COMPENSATION COMMITTEE

                                          Robert A. Chlebowski, Chairman
                                          Dr. Irwin M. Jarett
                                          Robert W. Nolan, Sr.

SUMMARY COMPENSATION TABLE

     The table below shows information concerning the annual and long-term compensation for services in all capacities to the Company for the past three fiscal years paid to the chief executive officer and the other executive officers of the Company whose total annual salary and bonus for fiscal 1994 exceeded $100,000.

                                                                                      LONG-TERM
                                                       ANNUAL COMPENSATION           COMPENSATION
                                                ---------------------------------    ------------
                                                                     OTHER ANNUAL     SECURITIES      ALL OTHER
                                      FISCAL                         COMPENSATION     UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION        YEAR     SALARY     BONUS         (1)           OPTIONS           (2)
-----------------------------------   ------    -------    ------    ------------    ------------    ------------
                                                  ($)       ($)          ($)             (#)             ($)
Robert W. Nolan, Sr................    1994     250,008    78,523       19,335          24,000           1,806
Chairman, President and                1993     250,008         0       19,000               0           1,841
Chief Executive Officer                1992     227,083         0       29,080          36,000           2,927
Charles G. Wilson..................    1994     127,917    27,579            0          20,000           1,530
Executive Vice President,              1993     125,000         0            0               0           1,400
Secretary and Treasurer                1992     118,750         0        5,400               0           2,507
Theodore W. Schroeder..............    1994(3)  118,747    36,829            0          20,000             573
Vice President                         1993     109,992         0            0               0             574
Sales & Marketing                      1992      50,413         0            0               0             126
Robert W. Nolan, Jr................    1994      86,250    27,579            0          20,000             589
V.P. Operations and                    1993      74,000         0            0               0             523
Product Development                    1992      69,000         0            0               0             992

Notes:

(1) Includes auto allowance paid as follows: Mr. Nolan, Sr., $8,100 in 1992; Mr. Wilson, $5,400 in 1992. Includes professional fees associated with personal tax planning and compliance paid by the Company on behalf of Mr. Nolan, Sr., $19,335 in 1994, $19,000 in 1993 and $20,980 in 1992.

(2) In fiscal 1994, includes Company matching contributions to the SCS/Compute, Inc. 401(k) Plan as follows: Mr. Nolan, Sr., $915; Mr. Wilson, $913; Mr. Nolan, Jr., $180. In fiscal year 1994, includes life insurance premiums paid under the Company's employee benefit plans as follows: Mr. Nolan, Sr., $891; Mr. Wilson, $617; Mr. Schroeder, $573; Mr. Nolan, Jr., $409.

(3) Mr. Schroeder joined the Company on August 17, 1992.

STOCK OPTIONS

                       OPTION GRANTS IN LAST FISCAL YEAR

     The table below shows information concerning the grants of stock options pursuant to the SCS/Compute, Inc. Stock Option Plan (the "Plan") during fiscal 1994 to the named executive officers. No Stock Appreciation Rights have ever been granted by the Company.

                                                                                               POTENTIAL
                                                                                               REALIZABLE
                                   INDIVIDUAL GRANTS                                        VALUE AT ASSUMED
----------------------------------------------------------------------------------------    ANNUAL RATES OF
                                                 PERCENT OF                                   STOCK PRICE
                                   NUMBER OF       TOTAL                                      APPRECIATION
                                   SECURITIES     OPTIONS                                      FOR OPTION
                                   UNDERLYING    GRANTED TO                                      TERM**
                                    OPTIONS      EMPLOYEES     EXERCISE OR                  ----------------
                                    GRANTED      IN FISCAL     BASE PRICE     EXPIRATION      5%       10%
              NAME                    (#)*          YEAR         ($/SH)          DATE        ($)       ($)
--------------------------------   ----------    ----------    -----------    ----------    ------    ------
Robert W. Nolan, Sr.............     24,000        28.57%         2.80          5/16/99     18,566    41,026
Charles G. Wilson...............     20,000        23.81%         2.80          5/16/99     15,472    34,189
Theodore W. Schroeder...........     20,000        23.81%         2.80          5/16/99     15,472    34,189
Robert W. Nolan, Jr.............     20,000        23.81%         2.80          5/16/99     15,472    34,189

Notes:

* The options granted to the above executive officers were the only options granted under the Plan during fiscal 1994. The options granted become exercisable on May 16, 1995, May 16, 1996, and May 16, 1997 in equal increments.

** The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission, and therefore are not intended to forecast possible future appreciation, if any, of the stock price of the Company. The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown factors.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The table below shows information concerning the fiscal year-end value of unexercised stock options on January 31, 1995 held by each of the named executive officers. No stock options were exercised during the year ended January 31, 1995.

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                                              OPTIONS AT FISCAL YEAR END          IN-THE-MONEY OPTIONS AT
                                                         (#)*                      FISCAL YEAR END ($)**
                                             -----------------------------     ------------------------------
                  NAME                       EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------------------------------    -----------     -------------     -----------     --------------
Robert W. Nolan, Sr......................       30,000           30,000             0                0
Charles G. Wilson........................       10,000           20,000           1,250              0
Theodore W. Schroeder....................            0           20,000             0                0
Robert W. Nolan, Jr......................            0           20,000             0                0

* Under the terms of the Company's Stock Option Plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.

**  Represents the difference between the closing price of the Company's Common
     Stock on January 31, 1995 as reported on the NASDAQ SmallCap Market and the exercise price of the options, multiplied by the number of underlying securities. No options held by Messrs. Nolan, Sr., Schroeder or Nolan, Jr., were in-the-money on January 31, 1995.

STOCK PRICE PERFORMANCE CHART GRAPH

     Set forth below is a line graph comparing the cumulative total shareholder return on the Company's Common Stock, based on the market price of the Common Stock, with the cumulative total return of companies on the NASDAQ Stock Market Index of U. S. Companies and the cumulative total return of companies on the NASDAQ Computer & Data Processing Services Stock Index.

                    SCS/COMPUTE, INC STOCK PRICE PERFORMANCE

Measurement Period   SCS/Compute, Inc.   NASDAQ U.S.   NASDAQ Computer & DP
1/31/90                  100                100            100
1/31/91                   33                104            137
1/31/92                   88                168            236
1/31/93                   83                179            249
1/31/94                   45                204            266
1/31/95                   35                195            300

     Assumes $100 invested on January 31, 1990 in SCS/Compute, Inc., NASDAQ Index and NASDAQ Computer and Data Processing Index. No dividends have been paid on the Common Stock during the five year period covered by the SCS/Compute, Inc. Stock Price Performance Graph.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's directors and executive officers and any persons holding more than ten percent of the Company's Common Stock are required by Section 16 of the Securities Exchange Act of 1934 to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in the Statement any failure to file by these dates. To the Company's knowledge, all these filing requirements were satisfied in fiscal 1994.

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION                                    PAGE
------------  -------------------------------------------------------------------------------  ----
Exhibit 1       -- Letter to Stockholders of the Company dated December 27, 1995.*
Exhibit 2       -- Agreement and Plan of Merger, dated as of December 19, 1995, among Thomson
                   U. S. Holdings, Inc., SCS Subsidiary, Inc., and SCS/Compute, Inc.
Exhibit 3       -- Engagement Letter dated December 5, 1995 between the Company and Fister &
                   Associates, Inc.
Exhibit 4       -- Opinion of Fister & Associates, Inc. dated December 19, 1995.*
Exhibit 6       -- Stock Purchase Agreement dated as of December 19, 1995
Exhibit 7       -- Form of Employment Agreement between Robert W. Nolan, Sr. and the Company, including, as an exhibit thereto, the form of Consulting Agreement between
                   Robert W. Nolan, Sr. and the Company.
Exhibit 8       -- Mutual Nondisclosure Agreement dated October 10, 1995 between the Company and RIA Inc.
Exhibit 9       -- Press Release issued by the Company, dated December 20, 1995

---------------
* Included in Schedule 14D-9 mailed to stockholders.